Exhibit 99.3


                               Offer to Exchange
              13 1/2% Series B Senior Subordinated Notes due 2009
                 (Registered Under The Securities Act of 1933)
                          for Any and All Outstanding
              13 1/2% Series A Senior Subordinated Notes due 2009
                                      of
                       CHARLES RIVER LABORATORIES, INC.


                                To Our Clients:

         Enclosed is a Prospectus, dated _____ _, 1999, of Charles River Laboratories, Inc., a Delaware corporation (the "Company"), and a related Letter of Transmittal (which together constitute the "Exchange Offer") relating to the offer by the Company to exchange its 13 1/2% Series B Senior Subordinated Notes due 2009 (the "New Notes"), pursuant to an offering registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its issued and outstanding 13 1/2% Series A Senior Subordinated Notes due 2009 (the "Old Notes") upon the terms and subject to the conditions set forth in the Exchange Offer.

         Please note that the Exchange Offer will expire at 5:00 p.m., New York City time, on ______, 1999, unless extended.

         The Exchange Offer is not conditioned upon any minimum number of Old Notes being tendered.

         We are the holder of record and/or participant in the book-entry transfer facility of Old Notes held by us for your account. A tender of such Old Notes can be made only by us as the record holder and/or participant in the book-entry transfer facility and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Old Notes held by us for your account.

         We request instructions as to whether you wish to tender any or all of the Old Notes held by us for your account pursuant to the terms and conditions of the Exchange Offer. We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal.

         Pursuant to the Letter of Transmittal, each holder of Old Notes will represent to the Company that (i) the holder is not an "affiliate" of the Company,

(ii) any New Notes to be received by it are being acquired in the ordinary course of its business, and (iii) the holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes. If the tendering holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes, you will represent on behalf of such broker-dealer that the Old Notes to be exchanged for the New Notes were acquired by it as a result of market-making activities or other trading activities, and acknowledge on behalf of such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, such broker-dealer is not deemed to admit that it is an "underwriter" within the meaning of the Securities Act.


                               Very truly yours,




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